Filed Pursuant To Rule 433

Registration No. 333-209926

February 28, 2017

SPDR® GOLD
SHARES
GGLLDD

A Precise Way to
INVEST IN GOLD
SPDR Gold Shares (GLD®) offers investors a modern, cost-efficient and secure way to gain access to the gold market without having to pay the transportation, storage and insurance costs of holding physical gold. GLD has freed investors of many of the barriers that have historically deterred them from assigning gold a strategic long-term portfolio presence. By easily buying and selling shares of GLD on a stock exchange, investors have easy access to gold’s role as a portfolio diversi?er.1 In other words, with GLD, any investor with a brokerage account (brokerage charges may be incurred) can take advantage of gold’s historically low correlation to other asset classes such as stocks and bonds.
Why Gold?
Research shows that a long- term strategic allocation to gold may help increase portfolio diversi?cation and may help preserve purchasing power.2 In particular:
• Gold may help manage risk and volatility. Gold may reduce volatility by diversifying portfolios — a byproduct of its low correlation to most key asset classes, such as stocks, bonds and commodities. In fact, since 2000, the correlation of gold to stocks, bonds and other commodities was 0.001, 0.284 and 0.445, respectively.3
• Gold may help preserve purchasing power. Gold prices are in?uenced by multiple factors ranging from central bank policies and interest rates to emerging market demand and mining production. As a result, there are a diverse set of global drivers that impact the price of gold beyond localized events. This, in turn, could support gold prices during periods of local currency depreciation and may help it act as a hedge against global in?ation.4
Why GLD?
GLD has lowered a large number of barriers traditionally preventing investors from using gold as an asset allocation and trading tool. These barriers have included the logistics of buying, storing and insuring gold. GLD has given investors exposure to the price of physical gold, minus Trust expenses, eliminating the need to use derivatives which may carry additional credit risks.
With GLD, investors now have easy access to the gold market. They can readily integrate and measure gold as a strategic presence in a portfolio that can potentially diversify risk due to low correlations with major asset classes, and can be incorporated into a broad asset-allocation framework of investing.
How does GLD work?
Shares of GLD give the holder an undivided bene?cial ownership in the SPDR Gold Trust (established in the form of a Grantor Trust), which solely holds gold. All the Trust’s gold is securely vaulted in London.

GLD's Key Attributes

Transparent

GLD seeks to track the price of gold minus the Trust expenses. The price, holdings and net asset value of GLD, as well as market data for the overall gold bullion market, can be tracked at spdrgoldshares.com.

Secure

HSBC Bank Plc is the custodian for the gold held by the SPDR Gold Trust.[5] Gold is held in custody in an "allocated account,"[6] which means that the Trust has full ownership of the gold bars, and the custodian may not trade, lease or lend the bars.

Liquid

More than $1 billion worth of GLD shares typically trade each day, putting GLD in the top 99th percentile of all stocks and ETFs traded on NYSE Arca.[7]

GLD's liquidity comes not only from substantial secondary-market trading on NYSE Arca and other exchanges, but also from the primary market. "Authorized participants" in the primary market, responding to market demand, can create and redeem baskets of 100,000 shares. All this may help keep bid/ask spreads tight and allows investors to freely buy and sell shares in whatever amount they desire. There can be no assurance that a liquid market will be maintained for these shares.

GLD Secondary Market Volume



$B
15
10
5
0
2010
2011
2012
2013
2014
2015
2016
— GLD US Equity
— 2nd Biggest Gold ETF
— 3rd Biggest Gold ETF

Source: Bloomberg January 4, 2010 to December 30, 2016. Dollar value of volume is averaged monthly.

The chart above shows GLD and two US-listed competitors, the 2nd Biggest gold ETF and the 3rd Biggest gold ETF. Inception dates: GLD: 11/18/2004.

Easily Accessible

GLD has about 275 million shares outstanding.[8] GLD shares are listed on the NYSE and cross-listed in Tokyo, Hong Kong, Singapore and Mexico. Investors can buy, sell and hold GLD through standard brokerage accounts.[9]

Flexible

GLD investors can buy as few or as many shares they want, giving them ownership to fractional ounces of gold. GLD trades in the same way ordinary stocks do. It is possible to:

- Buy or sell GLD continuously throughout the trading day on NYSE Arca and other exchanges at prices established by the market
- Place market, limit and stop-loss orders for GLD
- Sell GLD short
- Purchase shares of GLD on margin

Cost-Effective

Buying a one-ounce gold coin costs, on average, 5% above the spot gold price.[10] Buying one ounce of gold through GLD is considerably cheaper, paying the spot price plus about 0.01% of the spot price due to tight bid/ask spreads that have existed since inception of GLD. Also, the holding cost of GLD as measured by its expense ratio amounts to 0.40% per year. Transaction costs related to GLD are generally lower than costs associated with the purchase, storage and insurance of physical gold. However, frequent trading of ETFs can increase commissions and other costs enough to offset any savings from GLD's low fees and costs.

The Cost Effective Attributes of GLD

Attribute	Allocated Gold	Unallocated Gold
Gold asset can be leased to third party without consent	No	Yes
Part of bankruptcy estate in event of a bankruptcy of the Custodian bank	No	Yes
Individually Identified Bars	Yes	No
Trust has right and title to the gold assets	Yes	No
Segregated from other gold	Yes	No

GLD's Liquidity in the Primary and Secondary Markets



Secondary Market (Where Most Activity Takes Place)
Investor
Buy/Sell Shares
Broker/ Dealer
Buy/Sell Shares
Stock Exchange
Buy/Sell Shares
Authorized Participant
Exchange Gold for Shares
Trust
Primary Market (Share Creation/Redemption, When Necessary)

Information contained above is for illustrative purposes only.

1 Gold can diversify portfolios because of its low correlation to key asset classes such as stocks, commodities and bonds. Source: 2015 review and 2016 outlook, World Gold Council, January 2016.
2 See: J.P. Morgan, Gold in asset allocation, July 2012; Mercer, Gold as an asset class for institutional investors, February 2011, New Frontier Advisors and World Gold Council, Gold as a strategic asset, September 2006; New Frontier Advisors, Gold as a strategic asset for European investors, December 2011; Oxford Economics, The impact of inflation and deflation in the case for gold, July 2011; Matos, P. and R. Evans, Gold as a portfolio diversifier: the World Gold Council and investing in gold, Darden Business Publishing, University of Virginia, September 2012. 3 Source: SSGA, Bloomberg, as of 12/31/2016. Computed using monthly return data from January 1, 2000 to December 31, 2016. The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Bloomberg Barclays US Aggregate Bond TR Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Diversification does not ensure a profit or guarantee against loss.
4 “Gold as an Inflation Hedge in a Time-Varying Coefficient Framework,” RUHR Economic Papers, #362, 2012.
5 Gold bars may be held by one or more subcustodians appointed by the Custodian, or employed by the subcustodians appointed by the Custodian, until it is transported to the Custodian’s London vault premises.
6 An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified units of gold (such as bars) owned by the account holder are credited. The gold held in an allocated gold account is specific to that account and is identified by a list that shows, for each unit of gold, the refiner, assay or fineness, serial number and gross and fine weight.
7 Source: Bloomberg, World Gold Council, as of December 31, 2016. 8 Source: State Street Global Advisors, as of December 31, 2016. 9 Although shares of GLD have historically been readily tradable on exchanges, there can be no assurance that an active trading market will be maintained. 10 Source: World Gold Council, as of December 31, 2016.
ssga.com | spdrs.com
For public use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 866.787.2257.
Important Risk Information
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
There can be no assurance that the active trading market for GLD shares will be maintained.
The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust (“GLD®”):
The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents
GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the SPDR Gold Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
Definitions
Authorized Participants (APs) US registered, self-clearing broker-dealers who meet certain criteria and sign a participant agreement with a particular ETF sponsor or distributor to become “authorized participants” of the fund. APs are highly scrutinized for their integrity and operational competence as they are the only parties who transact directly with the ETF.
Bloomberg Barclays US Aggregate Bond TR Index Measure of the performance of the U.S. dollar denominated investment grade bond market.
Bid/Ask Spread A transaction cost associated with trading a security that is the difference between the highest price a buyer is willing to pay, and the lowest price the seller is willing to accept.
Derivatives Financial securities including options and futures that have a price based or derived on the price of an asset such as stocks, commodities or indices. Bloomberg Commodity Index (BCOM) A broadly diversified index that tracks the commodities markets through commodity futures contracts.
Limit Order A buy or sell order that will only be executed above or below a specific market price.
Liquidity The ability to quickly buy or sell an investment in the market without impacting its price. Trading volume is a primary determinant of liquidity. Margin Loan A loan from a broker that allows investors to borrow against collateral, typically existing investments. Margin loans allow investors to leverage and therefore magnify profits as well as losses.
Market Order A buy or sell order that will be executed immediately at current market price.
Short Selling A strategy designed to profit from a decline in price of a stock or security. The short seller borrows the security and sells it to another investor, hoping the price falls and that he or she can buy it back at a lower price and lock in a profit Stop-Loss Order A sell order that is triggered if a security hits a specific market price. Tail Risk The risk of an extreme loss in an investment portfolio due to major macro events such as a market shock.
S&P 500® Index Benchmark composed of five hundred (500) selected stocks, all of which are listed on national stock exchanges and spans over 25 separate industry groups.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
The GLD prospectus is available by clicking here.
For more information: State Street Global Markets, LLC, One Lincoln Street,
Boston, MA, 02111. T: +1 866 320 4053. spdrgoldshares.com
“SPDR” is a product of S&P Dow Jones Indices LLC (“SPDJI”),and has been licensed for use by State Street Corporation. Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); SPDR is a trademark of the SPDJI; and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of SPDR. Further limitations that could affect investors’ rights may be found in GLD’s prospectus. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material.
Not FDIC Insured • No Bank Guarantee • May Lose Value
© 2017 State Street Corporation. All Rights Reserved.
ID8772-IBG-22867 0217 Exp. Date: 02/28/2018
Insured • No Bank Guarantee • May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.